Via Facsimile and U.S. Mail
Mail Stop 6010

July 27, 2006

Mr. S. Craig Lindner
Co-Chief Executive Officer
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio   45202

Re: **American Financial Group Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed on March 7, 2006
       File No. 000-01532

Dear Mr. Lindner:

      We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1 – Business, page 1

Ten year development table, page 8

1. Your presentation of a "Cumulative deficiency (redundancy) excluding special
   A&E charges, settlements and reallocations … " line item in this table does not
   appear to be a presentation contemplated by Industry Guide 6. If the excluded
   items present an unusual circumstance that distort the data in the table, please
   provide an explanation in a note to the table discussing why you believe that to be
   the case and disclose the effects on the amounts in the table.   In addition, if the
   excluded items are unusual and distort the table, it would appear necessary to
   address all line items in the table that may be distorted, rather than limiting the

explanation to only cumulative redundancy. Please provide us in disclosure-type format a revised ten-year development table.

Selected Financial Data, page 23

2. The inclusion of the measure "ratio of earnings to fixed charges excluding annuity benefits" in this table appears to represent a non-GAAP measure that would appear to be prohibited by Item 10(e) of Regulation S-K. We also note the discussion of this measure in the liquidity and capital resources section of the MD&A on page 25. Please refer to our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please tell us why your presentation is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 24

3. We refer to the disclosure regarding the charge of $29.3 million related to your residual value business. We are aware that certain residual value insurance contracts do not meet the scope exceptions in SFAS 133, and therefore, would be accounted for as derivatives. Please tell us how you account for your residual value insurance contracts and provide us an analysis of your accounting treatment with reference to authoritative literature. In addition it is not clear from the disclosure what caused the $29.3 million charge related to these contracts, as such please provide us, in disclosure-type format, your explanation for the charge.

Critical Accounting Policies, page 25

Property and Casualty Insurance Reserves, pages 31 - 36

4. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type

format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

- Disclose the point estimates calculated by your actuaries for your various business lines.
- Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:
    1) Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
    2) Identifies the unique development characteristics of each material short-tail and long-tail line of business
    3) Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
    4) Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.
- If management has added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.
- Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:
    1) For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
    2) Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
- We note from your disclosure that the reasonably likely changes in variable factors have been slightly less then 5% deficient. This would seem to indicate that the reasonably likely change in the cost trends that are discussed on page 33 would approximate the 5% reasonably likely change identified. As such please clarify that the reasonably likely change in the cost trends is 5%.

5. Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant